SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)




             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                                (Amendment No 1)*


                           PETCO Animal Supplies, Inc.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    716016209
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
      ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 17 Pages

716016209                       13G                          Page 2 of 17 Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG Advisors III, Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                6,355,955 (See Item 4(c))
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
          EACH
        REPORTING              - 0 -
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               6,355,955  (See Item 4(c))

                           8   SHARED DISPOSITIVE POWER

                               - 0 -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,355,955  (See Item 4(a) - (b))

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.06% (1)

12   TYPE OF REPORTING PERSON*

     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Stock of 57,449,550 as of December 1, 2003.

716016209                       13G                          Page 3 of 17 Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG GenPar III, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                6,355,955 (See Item 4(c))
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
          EACH
        REPORTING              - 0 -
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               6,355,955 (See Item 4(c))

                           8   SHARED DISPOSITIVE POWER

                               - 0 -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,355,955 (See Item 4(a) - (b))

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.06% (1)

12   TYPE OF REPORTING PERSON*

     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Stock of 57,449,550 as of December 1, 2003.

716016209                       13G                          Page 4 of 17 Pages



 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG GenPar Dutch, L.L.C.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                305,862 (See Item 4(c))
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
          EACH
        REPORTING              - 0 -
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               305,862 (See Item 4(c))

                           8   SHARED DISPOSITIVE POWER

                               - 0 -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     305,862 (See Item 4(a) - (b))

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     .53% (1)

12   TYPE OF REPORTING PERSON*

     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Stock of 57,449,550 as of December 1, 2003.

716016209                       13G                          Page 5 of 17 Pages


 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG Partners III, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                4,807,393 (See Item 4(c))
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
          EACH
        REPORTING              - 0 -
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               4,807,393 (See Item 4(c))

                           8   SHARED DISPOSITIVE POWER

                               - 0 -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,807,393 (See Item 4(a) - (b))

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.37% (1)

12   TYPE OF REPORTING PERSON*

     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Stock of 57,449,550 as of December 1, 2003.

716016209                       13G                          Page 6 of 17 Pages


 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG Parallel III, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                924,347 (See Item 4(c))
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
          EACH
        REPORTING              - 0 -
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               924,347 (See Item 4(c))

                           8   SHARED DISPOSITIVE POWER

                               - 0 -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      924,347 (See Item 4(a) - (b))

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.61% (1)

12   TYPE OF REPORTING PERSON*

     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Stock of 57,449,550 as of December 1, 2003.

716016209                       13G                          Page 7 of 17 Pages


 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG Dutch Parallel III, C.V.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                305,862 (See Item 4(c))
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
          EACH
        REPORTING              - 0 -
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               305,862 (See Item 4(c))

                           8   SHARED DISPOSITIVE POWER

                               - 0 -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      305,862 (See Item 4(a) - (b))

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.53% (1)

12   TYPE OF REPORTING PERSON*

     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Stock of 57,449,550 as of December 1, 2003.

716016209                       13G                          Page 8 of 17 Pages


 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     TPG Investors III, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                132,645 (See Item 4(c))
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
          EACH
        REPORTING              - 0 -
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               132,645 (See Item 4(c))

                           8   SHARED DISPOSITIVE POWER

                               - 0 -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      132,645 (See Item 4(a) - (b))

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.23% (1)

12   TYPE OF REPORTING PERSON*

     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Stock of 57,449,550 as of December 1, 2003.

716016209                       13G                          Page 9 of 17 Pages


 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     FOF Partners III, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                7,996 (See Item 4(c))
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
          EACH
        REPORTING              - 0 -
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               7,996 (See Item 4(c))

                           8   SHARED DISPOSITIVE POWER

                               - 0 -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,996 (See Item 4(a) - (b))

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Less than 0.1% (1)

12   TYPE OF REPORTING PERSON*

     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Stock of 57,449,550 as of December 1, 2003.

716016209                       13G                          Page 10 of 17 Pages


 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     FOF Partners III-B, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)|_|
                                                                   (b)|X|
 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                           5   SOLE VOTING POWER
        NUMBER OF
         SHARES                177,712 (See Item 4(c))
       BENEFICIALLY
         OWNED BY          6   SHARED VOTING POWER
          EACH
        REPORTING              - 0 -
         PERSON
          WITH             7   SOLE DISPOSITIVE POWER

                               177,712 (See Item 4(c))

                           8   SHARED DISPOSITIVE POWER

                               - 0 -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      177,712 (See Item 4(a) - (b))

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.31% (1)

12   TYPE OF REPORTING PERSON*

     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Based on the total outstanding shares of Stock of 57,449,550 as of December 1, 2003.

Item 1(a).        Name of Issuer:
---------         --------------

                  PETCO Animal Supplies, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:
---------         -----------------------------------------------

                  PETCO Animal Supplies, Inc.
                  9125 Rehco Road
                  San Diego, California  92121

Item 2(a).        Name of Persons Filing:
---------         ----------------------

                  Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Amendment No. 1 to Schedule 13G Statement on behalf of TPG Advisors III, Inc., a Delaware corporation ("TPG Advisors III"), TPG GenPar III, L.P., a Delaware limited partnership ("TPG GenPar III"), TPG GenPar Dutch, L.L.C., a Delaware limited liability company ("TPG GenPar Dutch"), TPG Partners III, L.P., a Delaware limited partnership ("TPG Partners III"), TPG Parallel III, L.P., a Delaware limited partnership ("TPG Parallel III"), TPG Dutch Parallel III, C.V., a commanditaire vennootschap formed in accordance with the law of The Netherlands ("TPG Dutch Parallel III"), TPG Investors III, L.P., a Delaware limited partnership ("TPG Investors III"), FOF Partners III, L.P., a Delaware limited partnership ("FOF Partners III"), and FOF Partners III-B, L.P., a Delaware limited partnership ("FOF Partners III-B") (collectively, the "Item 2 Persons"). The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists. A copy of the Joint Filing Agreement of the Item 2 Persons is attached as Exhibit 1 to Schedule 13G.

Items 2(b).       Address of Principal Business Office or, if none, Residence:
----------        -----------------------------------------------------------

                  The address of the principal business office of all of the
Item 2 Persons is as follows:

                  301 Commerce Street, Suite 3300
                  Fort Worth, Texas 76102

Items 2(c).       Citizenship:
----------        -----------

                  Delaware is the jurisdiction of formation for TPG Advisors III, TPG GenPar III, TPG GenPar Dutch, TPG Partners III, TPG Parallel III, TPG Investors III, FOF Partners III and FOF Partners III-B. The Netherlands is the jurisdiction of formation for TPG Dutch Parallel III.

Item 2(d).        Title of Class of Securities:
---------         ----------------------------

                  This Amendment No. 1 to Schedule 13G Statement relates to the Common Stock, Par Value $0.001 per share, of the Issuer (the "Stock").


                               Page 11 of 17 Pages

Item 2(e).        CUSIP Number:
---------         ------------

                  The CUSIP number of the Stock is 716016209.

Item 3.           If This Statement is Filed Pursuant to Rule 13d-1(b), or
------            ---------------------------------------------------------
                  13d-2(b) or(c), Check Whether  the Person Filing is a:
                  -----------------------------------------------------

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

                  (b)  [  ] Bank as defined in Section 3(a)(6) of the
                       Exchange Act.

                  (c)  [  ] Insurance company as defined in Section 3(a)(19)
                            of the Exchange Act.

                  (d)  [  ] Investment company registered under Section 8 of the Investment Company Act.

                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

                  (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership
-------           ---------

                  (a) - (b)

                  TPG Advisors III. Because of its position as the sole general partner of TPG GenPar III, and because of the position of TPG GenPar III as the sole general partner of each of TPG Partners III, TPG Parallel III, TPG Investors III, FOF Partners III and FOF Partners III-B, and as the sole member of TPG GenPar Dutch, and because of the position of TPG GenPar Dutch as the sole general partner of TPG Dutch Parallel III, the aggregate number of shares of the Stock that TPG Advisors III may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 6,355,955, which constitutes approximately 11.06% of the outstanding shares of the Stock.

                  TPG GenPar III. Because of its position as the sole general partner of each of TPG Partners III, TPG Parallel III, TPG Investors III, FOF Partners III and FOF Partners III-B, and as the sole member of TPG GenPar Dutch, and because of the position of TPG GenPar Dutch as the sole general partner of TPG Dutch Parallel III, the aggregate number of shares of the Stock that TPG GenPar III may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 6,355,955, which constitutes approximately 11.06% of the outstanding shares of the Stock.

                               Page 12 of 17 Pages

                  TPG GenPar Dutch. Because of its position as the sole general partner of TPG Dutch Parallel III, the aggregate number of shares of the Stock that TPG GenPar Dutch may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 305,862, which constitutes approximately 0.53% of the outstanding shares of the Stock.

                  TPG Partners III. Because of its direct ownership of 4,807,393 shares of the Stock, TPG Partners III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,807,393 shares of the Stock, which constitutes approximately 8.37% of the outstanding shares of the Stock.

                  TPG Parallel III. Because of its direct ownership of 924,347 shares of the Stock, TPG Parallel III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 924,347 shares of the Stock, which constitutes approximately 1.61% of the outstanding shares of the Stock.

                  TPG Dutch Parallel III. Because of its direct ownership of 305,862 shares of the Stock, TPG Dutch Parallel III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 305,862 shares of the Stock, which constitutes approximately 0.53% of the outstanding shares of the Stock.

                  TPG Investors III. Because of its direct ownership of 132,645 shares of the Stock, TPG Investors III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 132,645 shares of the Stock, which constitutes approximately 0.23% of the outstanding shares of the Stock.

                  FOF Partners III. Because of its direct ownership of 7,996 shares of the Stock, FOF Partners III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,996 shares of the Stock, which constitutes approximately less than 0.1% of the outstanding shares of the Stock.

                  FOF Partners III-B. Because of its direct ownership of 177,712 shares of the Stock, FOF Partners III-B may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 177,712 shares of the Stock, which constitutes approximately 0.31% of the outstanding shares of the Stock.

                  David Bonderman, James G. Coulter and William S. Price, III (the "Shareholders") are officers, directors and sole shareholders of TPG Advisors III, and therefore may be deemed to beneficially own the Stock owned by TPG Advisors III. Pursuant to Rule 13d-4 of the Act, each of the Shareholders hereby disclaims beneficial ownership of the Stock owned by the Item 2 Persons.


                               Page 13 of 17 Pages

                  (c)

                  TPG Advisors III. In its capacity as the sole general partner of TPG GenPar III, TPG Advisors III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,355,955 shares of the Stock.

                  TPG GenPar III. In its capacity as the sole general partner of each of TPG Partners III, TPG Parallel III, TPG Investors III, FOF Partners III and FOF Partners III-B, and as the sole member of TPG GenPar Dutch, TPG GenPar III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 6,355,955 shares of the Stock.

                  TPG GenPar Dutch. In its capacity as the sole general partner of TPG Dutch Parallel III, TPG GenPar Dutch has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 305,862 shares of the Stock.

                  TPG Partners III. Acting through its general partner, TPG GenPar III, TPG Partners III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,807,393 shares of the Stock.

                  TPG Parallel III. Acting through its general partner, TPG GenPar III, TPG Parallel III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 924,347 shares of the Stock.

                  TPG Dutch Parallel III. Acting through its general partner, TPG GenPar Dutch, TPG Dutch Parallel III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 305,862 shares of the Stock.

                  TPG Investors III. Acting through its general partner, TPG GenPar III, TPG Investors III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 132,645 shares of the Stock.

                  FOF Partners III. Acting through its general partner, TPG GenPar III, FOF Partners III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,996 shares of the Stock.

                  FOF Partners III-B. Acting through its general partner, TPG GenPar III, FOF Partners III-B has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 177,712 shares of the Stock.

Item 5.           Ownership of Five Percent or Less of a Class.
------            ---------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
-------           --------------------------------------------------------
                  Person.
                 -------

                  Not applicable.


                               Page 14 of 17 Pages

Item 7.           Identification and Classification of the Subsidiary Which
-------           ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  --------

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.
------            ----------------------------------------------------------

                  This Amendment No. 1 to Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in
Item 2(a) hereof. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that a "group" within the meaning of Section 13(d)(3) of the Act exists.

Item 9.           Notice of Dissolution of Group.
------            -------------------------------

                  Not Applicable

Item 10. Certifications.
-------  ---------------

                  Not applicable.

                               Page 15 of 17 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2004


                                            TPG Advisors III, Inc.


                                            By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                            Name:  Richard A. Ekleberry
                                            Title: Vice President

                                            TPG GenPar III, L.P.
                                            By:  TPG Advisors III, Inc.


                                            By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                            Name:  Richard A. Ekleberry
                                            Title: Vice President

                                            TPG GenPar Dutch, L.L.C.
                                            By:  TPG GenPar III, L.P.
                                            By:  TPG Advisors III, Inc.


                                            By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                            Name:  Richard A. Ekleberry
                                            Title: Vice President

                                            TPG Partners III, L.P.
                                            By:  TPG GenPar III, L.P.
                                            By:  TPG Advisors III, Inc.


                                            By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                            Name:  Richard A. Ekleberry
                                            Title: Vice President


                               Page 16 of 17 Pages

                                            TPG Parallel III, L.P.
                                            By:  TPG GenPar III, L.P.
                                            By:  TPG Advisors III, Inc.


                                            By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                            Name:  Richard A. Ekleberry
                                            Title: Vice President

                                            TPG Dutch Parallel III, C.V.
                                            By:  TPG GenPar Dutch, L.L.C.
                                            By:  TPG GenPar III, L.P.
                                            By:  TPG Advisors III, Inc.


                                            By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                            Name:  Richard A. Ekleberry
                                            Title: Vice President

                                            TPG Investors III, L.P.
                                            By:  TPG GenPar III, L.P.
                                            By:  TPG Advisors III, Inc.


                                            By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                            Name:  Richard A. Ekleberry
                                            Title: Vice President

                                            FOF Partners III, L.P.
                                            By:  TPG GenPar III, L.P.
                                            By:  TPG Advisors III, Inc.


                                            By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                            Name:  Richard A. Ekleberry
                                            Title: Vice President

                                            FOF Partners III-B, L.P.
                                            By:  TPG GenPar III, L.P.
                                            By:  TPG Advisors III, Inc.


                                            By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                            Name:  Richard A. Ekleberry
                                            Title: Vice President


                               Page 17 of 17 Pages